CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND PROVIDED

SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL

TREATMENT HAS BEEN REQUESTED BY SHATTUCK LABS, INC. WITH RESPECT TO THE

OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS

FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***].

September 25, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Franklin Wyman

Kevin Vaughn

Alan Campbell

Tim Buchmiller

Re:	Shattuck Labs, Inc.

Registration Statement on Form S-1

File No. 333-248918

Ladies and Gentlemen:

On behalf of Shattuck Labs, Inc. (the “Company”), we submit this supplemental letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 3, 2020 (the “Initial Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on August 7, 2020, resubmitted to the Commission on September 10, 2020, and filed with the Commission on September 18, 2020 (the “Registration Statement”). This supplemental letter addresses comment 8 of the Initial Comment Letter.

Because of the commercially sensitive nature of certain information contained herein, this supplemental letter is accompanied by the Company’s request for confidential treatment for selected portions of this supplemental letter. The Company has filed separate correspondence with the Office of Freedom of Information and Privacy Act Operations in connection with its confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, we have enclosed a copy of the Company’s correspondence to the Office of Freedom of Information and Privacy Act Operations, as well as an unredacted copy of this supplemental letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

U.S. Securities and Exchange Commission

September 25, 2020

CONFIDENTIAL TREATMENT REQUESTED BY SHATTUCK LABS, INC.

For the convenience of the Staff, we have recited the prior comment from the Initial Comment Letter in italicized type and have followed the comment with the Company’s response.

8.

Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

The Company submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the shares of its common stock underlying its outstanding equity awards and the reasons for the difference between the most recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Price Range”) for its IPO. The Price Range does not reflect the impact of a stock split of its common stock, which stock split the Company anticipates will be effected prior to the effectiveness of the Registration Statement. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining as a privately held company or being sold in a change of control transaction.

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined through discussions among the board of directors of the Company (the “Board”), senior management of the Company and representatives of the underwriters. Among the factors that were considered in estimating the Price Range were the following:

•	the Company’s financial position and prospects;

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

U.S. Securities and Exchange Commission

September 25, 2020

CONFIDENTIAL TREATMENT REQUESTED BY SHATTUCK LABS, INC.

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	feedback from potential investors following “testing the waters” meetings; and

•	the recent performance of IPOs of companies in the industry in which the Company operates.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the lead underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual bona fide price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretations regarding the permissible parameters of a bona fide price range.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board as of the date of each option grant, with input from the Company’s management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant, as disclosed on page 97 of the Registration Statement.

The Company’s most recent third-party valuations of its common stock were prepared as of May 15, 2018, May 31, 2019, June 12, 2020, July 31, 2020 and August 31, 2020. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

U.S. Securities and Exchange Commission

September 25, 2020

CONFIDENTIAL TREATMENT REQUESTED BY SHATTUCK LABS, INC.

May 2018 Valuation

An independent third-party valuation of the Company determined that the fair value of the Company’s common stock as of May 15, 2018 (the “May 2018 Valuation”) was $20.15 per share. The fair value of the Company’s common stock was estimated using a precedent transaction approach and option-pricing method (“OPM”). This approach was determined to be the most appropriate method because the Company had recently completed a private offering of its Series A redeemable convertible preferred stock in April 2018 (the “Series A Financing”). The total equity value of the Company implied by the Series A Financing was back-solved assuming an early stage exit scenario and late state exit scenario. The implied probability weighted total equity value was calculated to be $[***]. The OPM was used to allocate value to each class of the Company’s shares. The marketable value per share of the Company’s common stock was determined to be $[***]. To account for the lack of access to an active public market, a discount for lack of marketability (“DLOM”) of [***]% was applied to the marketable value to arrive at the resulting fair value of $20.15 per share of the Company’s common stock as of May 15, 2018.

On March 6, 2019 and May 14, 2019, the Company granted options to purchase a total of 10,750 shares of the Company’s common stock at an exercise price of $20.15 per share. The Board determined on each applicable grant date that any internal or external developments during the period from the May 2018 Valuation to May 14, 2019 did not warrant a change in the estimated fair value of the Company’s common stock when determining the exercise price of the options. As a result, the Board determined that an exercise price of $20.15 per share with respect to each grant made on March 6, 2019 and May 14, 2019 was appropriate.

May 2019 Valuation

An independent third-party valuation of the Company determined that the fair value of the Company’s common stock as of May 30, 2019 (the “May 2019 Valuation”) was $21.69 per share. The fair value of the Company’s common stock was estimated using a probability weighted return method (“PWERM”). The income-based approach was not selected in the valuation as the Company was pre-revenue and an analysis based on discounted cash flows would have been speculative. The PWERM involves estimating the value of the Company based upon the weighted-average present values of future enterprise values assuming various potential future outcomes. Such future outcomes include an initial public offering, a merger or sale, a dissolution, or continued operation. The per share value of the Company’s common stock determined using the PWERM is based upon the probability weighted per share values resulting from the weighting of such future outcomes. This approach was determined to be the most appropriate method because it takes into account future economic outcomes in the determination of present value. A valuation of each probability-weighted future outcome was made based on the expectations of the Company’s management of potential exit events, taking into account the Company’s assessment of its development pipeline and market conditions at that time. The future common equity values under the potential future outcomes were allocated to each class of the Company’s shares and then discounted to present value using a [***]% discount rate, which was based on venture capital rates of return, to calculate a probability weighted total common equity value of $[***], which corresponded to the resulting fair value of $21.69 per share of the Company’s common stock as of May 31, 2019. A DLOM was not applied because the venture capital rates of return used to select the discount rate were inclusive of a DLOM.

U.S. Securities and Exchange Commission

September 25, 2020

CONFIDENTIAL TREATMENT REQUESTED BY SHATTUCK LABS, INC.

On September 18, 2019, December 4, 2019, December 11, 2019 and January 2, 2020, the Company granted options to purchase a total of 91,416 shares of common stock at an exercise price of $21.69 per share. The Board determined on each applicable grant date that any internal or external developments during the period from the May 2019 Valuation to January 2, 2020 did not warrant a change in the estimated fair value of the Company’s common stock when determining the exercise price of the options. As a result, the Board determined that an exercise price of $21.69 per share with respect to each grant made on September 18, 2019, December 4, 2019, December 11, 2019 and January 2, 2020 was appropriate.

June 2020 Valuation

An independent third-party valuation of the Company determined that the fair value of the Company’s common stock as of June 12, 2020 (the “June 2020 Valuation”) was $26.72 per share. The fair value of the Company’s common stock was estimated using a precedent transaction approach and the PWERM. This approach was determined to be the most appropriate method because the Company had recently completed a private offering of its Series B -1 redeemable convertible preferred stock in June 2020 (the “Series B-1 Financing”). Using a back-solve approach taking into account the total equity value of the Company implied by the Series B-1 Financing, an implied equity value of the Company’s common stock was calculated and then discounted to present value using a [***] discount rate, which was based on the venture capital rates of return. The probability weighted total common equity value was calculated to be $[***], which corresponded to the resulting fair value of $26.72 per share of the Company’s common stock as of June 12, 2020. A DLOM was not applied because the venture capital rates of return used to select the discount rate were inclusive of a DLOM.

July 2020 Valuation

An independent third-party valuation of the Company determined that the fair value of the Company’s common stock as of July 31, 2020 (the “July 2020 Valuation”) was $31.98 per share. The Company’s equity was valued using the PWERM. Similar to the approach in the May 2019 Valuation, this approach was determined to be the most appropriate method. A valuation of each probability-weighted potential future outcome was made, taking into account the Company’s recent developments in opening two SL-172154 Phase 1 clinical studies and enrolling a SL-279252 Phase 1 clinical study. The future common equity values under the potential future outcomes were allocated to each class of the Company’s shares and then discounted to present value using a [***]% discount rate, which was based on venture capital rates of return, to calculate a probability weighted total common equity value of $[***], which corresponded to the resulting fair value of $31.98 per share of the Company’s common stock as of July 31, 2020. A DLOM was not applied because the venture capital rates of return used to select the discount rate were inclusive of a DLOM.

U.S. Securities and Exchange Commission

September 25, 2020

CONFIDENTIAL TREATMENT REQUESTED BY SHATTUCK LABS, INC.

On August 6, 2010 and August 10, 2020, the Company granted options to purchase a total of 130,700 shares of common stock at an exercise price of $31.98 per share. The Board determined on each applicable grant date that any internal or external developments during the period from the July 2020 Valuation to August 10, 2020 did not warrant a change in the estimated fair value of the Company’s common stock when determining the exercise price of the options. As a result, the Board determined that an exercise price of $31.98 per share with respect to each grant made on August 6, 2010 and August 10, 2020 was appropriate.

August 2020 Valuation

An independent third-party valuation of the Company determined that the fair value of the Company’s common stock as of August 31, 2020 (the “August 2020 Valuation”) was $53.50 per share. The Company’s equity was valued using the PWERM. Similar to the approach in the May 2019 Valuation and the July 2020 Valuation, this approach was determined to be the most appropriate method. The future common equity values under the future potential outcomes were determined and allocated to each class of the Company’s shares and then discounted to present value using a [***]% discount rate, which was based on venture capital rates of return, to calculate a probability weighted total common equity value of $[***], which corresponded to the resulting fair value of $53.50 per share of the Company’s common stock as of August 31, 2020. A DLOM was not applied because the venture capital rates of return used to select the discount rate were inclusive of a DLOM.

Difference between Recent Valuations Leading up to the IPO and Estimated Offering Price

The Company believes that the difference between the fair value of its common stock as of August 31, 2020 of $53.50 per share and the midpoint of the Price Range provided above of approximately $[***] per share of its common stock is the result of the following developments that occurred subsequent to August 31, 2020:

the additional progress made by the Company in its Phase 1 clinical trial to evaluate SL-172154 in patients with ovarian cancer, for which the Company expects to announce initial data from the dose-escalation portion of such trial in the second half of 2021;

the Company’s further development of plans to initiate a second Phase 1 clinical trial to evaluate SL-172154 in patients with cutaneous squamous cell carcinoma or head and neck squamous cell carcinoma, for which the Company expects to announce data from the dose-escalation portion of such trial in the second half of 2022;

U.S. Securities and Exchange Commission

September 25, 2020

CONFIDENTIAL TREATMENT REQUESTED BY SHATTUCK LABS, INC.

the additional progress made by the Company in its Phase 1 clinical trial to evaluate SL-279252 in patients with advanced solid tumors and lymphoma, for which the Company expects to announce data from the dose-escalation portion of this trial in the second half of 2021;

further de-risking of the CD47/SIRPα blockade mechanism of action as a result of recent positive competitor data;

further advancement of the Company’s development of its Agonist Redirected Checkpoint (ARC) and Gamma Delta T Cell Engager (GADLEN) platforms;

the additional progress made by the Company in identifying new product candidates from the Company’s ARC and GADLEN platforms, for which the Company expects to submit additional Investigational New Drug Applications in both the second half of 2021 and in the first half of 2020;

the additional progress made by the Company in developing its fusion protein manufacturing capabilities and building out its drug supply for its preclinical and clinical studies and to eventually scale up to meet commercial requirements; and

the additional progress made by the Company in its planned IPO, including holding “testing the waters” meetings with potential investors in reliance on Section 5(d) of the Act and the filing of the Registration Statement with the Commission on September 18, 2019. Based on feedback from these meetings, the Company has assessed that there is potential market demand for the Company’s securities and has estimated that the value of the Company’s securities, as determined by the public markets, would be at the mid-point of the price range.

In addition, the anticipated Price Range for this offering necessarily assumes that the IPO has occurred and that a public market for shares of the Company’s common stock has been created and, therefore, excludes any discount for lack of marketability of shares of the Company’s common stock, which was taken into account in the Company’s determination of the fair value of its common stock in all prior valuations.

U.S. Securities and Exchange Commission

September 25, 2020

CONFIDENTIAL TREATMENT REQUESTED BY SHATTUCK LABS, INC.

Further, the Company expects to accrue as a result of becoming publicly traded through the IPO: (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO; (ii) an anticipated improved ability of the Company to raise capital through the sale of equity and debt securities going forward and at a lower expected cost of capital and with reduced borrowing costs, each as a result of being a publicly traded company; and (iii) the expected increased attractiveness of the Company’s common stock as a currency to raise capital, compensate employees and for other strategic transactions.

Lastly, the anticipated Price Range assumes the conversion of all of the Company’s outstanding preferred stock into shares of its common stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock including: (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock; (ii) liquidation payments in preference to holders of the Company’s common stock; and (iii) veto voting rights with respect to certain actions. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into shares of its common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the share-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement.

If you have any questions or comments with regard to this matter, please do not hesitate to contact me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Taylor Schreiber, Shattuck Labs, Inc.
Erin Ator Thomson, Shattuck Labs, Inc.
Branden C. Berns, Gibson, Dunn & Crutcher LLP
B. Shayne Kennedy, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP